SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                             (1st August 2003)


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. *         Regulatory News Service Announcement, dated 1st August 2003 re: Acquisition



115/03                                                     1 August 2003



LLOYDS TSB TO ACQUIRE GOLDFISH CREDIT CARD AND PERSONAL LOAN BUSINESSES

Lloyds TSB today announces that it has reached agreement to acquire for cash the credit card and personal loan businesses of Goldfish Bank Limited for a premium of GBP112.5 million, or 13.7 per cent of net credit card receivables. As at 30 June 2003, the total net credit card and personal loan receivables amounted to some GBP900 million. The transaction also includes the Goldfish brand and loyalty programme.

Lloyds TSB currently has a 30 per cent economic share in Goldfish, as part of a joint venture with Centrica, and believes the financial performance of the acquired credit card and personal loan businesses will be improved by being wholly owned by the Group. By integrating these Goldfish businesses into the Group's existing operating platform and leveraging its expertise, there will be significant opportunities for cost efficiencies and revenue growth.

The acquisition enables Lloyds TSB to expand its credit card and personal lending portfolio and supports the Group's strategy of growing its core businesses. The move will also be integral to the development of the Group's co-brand and own label product range.

Following completion, Goldfish Bank Limited will retain its existing portfolio of savings balances, which will be wound down by the end of the year.

Peter Ayliffe, Group Executive Director, UK Retail Banking, said:

"We are delighted to have reached agreement with our joint venture partner, Centrica, to acquire the Goldfish credit card and personal loan businesses. We are getting a strong brand and a high quality customer base which are valuable additions to our growing businesses. With our scale and expertise, we are in a good position to maximise efficiencies, grow revenues and offer customers more choice."

                                    - ends -



For further information:

Investor Relations

Michael Oliver  +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon    +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk

Media

Terrence Collis  +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh  +44 (0) 20 7356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk



FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
  Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     1st August 2003